UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41425

Golden Sun Education Group Limited

Profit Huiyin Square North Building,

Huashan 2018, Unit 1001,

Xuhui District, Shanghai, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Results of Golden Sun Education Group Limited’s 2023 Annual General Meeting

The 2023 annual general meeting of shareholders (the “Meeting”) of Golden Sun Education Group Limited (the “Company”) was held at 10:00 a.m. EST on September 26, 2023. In-person participants attended the Meeting at 8th Floor, Administration Building, 390 East Tiyuhui road, Hongkou District, Shanghai, China, and remote participants attended the Meeting at www.virtualshareholdermeeting.com/GSUN2023, pursuant to notice duly given. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Company’s current amended and restated memorandum and articles of association.

At the close of business on August 7, 2023, the record date for the determination of shareholders entitled to vote at the Meeting, there were 14,325,491 Class A ordinary shares outstanding, each share being entitled to one (1) vote; and 4,030,000 Class B ordinary shares outstanding, each share being entitled to five (5) votes; constituting all of the 19,085,491 shares of outstanding voting securities of the Company and representing 35,205,491 outstanding votes. At the Meeting, the holders of 8,503,961 shares of outstanding voting securities of the Company were represented in person or by proxy, constituting a quorum and representing 24,623,961 votes of voting power,

The shareholders of the Company adopted ordinary resolutions that:

No	1.	to re-elect Mr. Xueyuan Weng as a director of the Company to hold office until the next annual general meeting;

No	2.	to re-elect Ms. Peilin Ji as a director of the Company to hold office until the next annual general meeting;

No	3.	to re-elect Mr. Liming Xu as a director of the Company to hold office until the next annual general meeting;

No	4.	to re-elect Mr. Robert Travers as a director of the Company to hold office until the next annual general meeting;

No	5.	to re-elect Mr. Wenlong Xia as a director of the Company to hold office until the next annual general meeting;

No	6.	to re-elect Mr. Yidong Hao as a director of the Company to hold office until the next annual general meeting;

No	7.	to elect Mr. Zhenghua Yu as a director of the Company to hold office until the next annual general meeting.

The shareholders of the Company adopted special resolutions that:

No	8.	to change the Company’s name to “Golden Sun Health Technology Group Limited” and the Chinese translation of the Company’s name to “金太阳健康科技集团有限公司”;

No	9.	to adopt a third amended and restated memorandum and articles of association in the form set out in Annex A to the accompanying proxy statement in substitution for, and to the exclusion of, the current amended and restated memorandum and articles of association of the Company.

The results of the votes for the resolutions were as follows:

Resolution	For	Against	Abstain
No.1	24,543,234	25,462	55,265
No.2	25,541,874	24,822	57,265
No.3	24,540,336	26,360	57,265
No.4	24,542,890	23,806	57,265
No.5	24,541,345	25,351	57,265
No.6	24,540,251	26,445	57,265
No.7	24,539,678	26,343	57,940
No.8	24,597,529	24,100	2,332
No.9	24,599,088	23,861	1,012

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Golden Sun Education Group Limited

Date: September 28, 2023	By:	/s/ Xueyuan Weng
	Name:	Xueyuan Weng
	Title:	Chief Executive Officer

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